**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Independence Holding Company (the "Company") on Form 10-Q for the quarter ended September 30, 2011, as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Teresa A. Herbert, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 10, 2011


/s/ Teresa A. Herbert*

Teresa A. Herbert
Senior Vice President and Chief Financial Officer


   \* A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.